

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


04052561

December 17, 2004

Dana L. Willis
Counsel
Dow Jones & Company, Inc.
200 Liberty Street
9th Floor, Legal Department
New York, NY 10281

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/17/2004

Re: Dow Jones & Company, Inc.
Incoming letter dated November 12, 2004

Dear Mr. Willis:

This is in response to your letter dated November 12, 2004 concerning the shareholder proposal submitted to Dow Jones by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

29524

DOWJONES

Dana L. Willis
Counsel

Dow Jones & Company, Inc.
200 Liberty Street
9th Floor, Legal Department
New York, NY 10281
Tel: 212.416.3889 Fax: 212.416.2524
dana.willis@dowjones.com

November 12, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Shareholder Proposal of John J. Crapo
Securities Exchange Act of 1934 – Rule 14a-8**

Dear Ladies and Gentlemen:

This letter is to inform you that Dow Jones & Company, Inc. ("Dow Jones") intends to omit from its proxy statement and form of proxy for our 2005 Annual Meeting of Stockholders (collectively, the "2005 Proxy Materials") a shareholder proposal and supporting statement (collectively, the "Proposal") received from John J. Crapo (the "Proponent"). The Proposal relates to having Dow Jones publish in its proxy statement information relating to its "process of donations to the Pine Street Inn," a not-for-profit organization that provides shelter and related services for the homeless. The Proposal was delivered to Dow Jones in handwritten form and is illegible in parts. To aid in legibility, we have prepared a transcript of the Proposal which provides some corrections to the punctuation. The original Proposal and the transcript are attached as Attachments 1 and 2, respectively.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being simultaneously mailed to the Proponent, informing him of Dow Jones' intention to omit the Proposal from the 2005 Proxy Materials. Dow Jones intends to mail its definitive 2005 Proxy Materials on or about March 18, 2005. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Dow Jones files its definitive proxy statement and form of proxy with the Securities and Exchange Commission (the "SEC").

Dow Jones hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be excluded from Dow Jones' 2005 Proxy Materials on the bases set forth below. Dow

Jones believes that the Proposal may properly be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(12).

Rule 14a-8(i)(10) – Substantially Implemented

A shareholder's proposal may be excluded under Rule 14a-8(i)(10) "if the company has already substantially implemented the proposal."

The Proponent would like shareholders to receive a report in the 2005 proxy materials of the process of Dow Jones' donations to the Pine Street Inn. However, Dow Jones posts detailed information on its corporate website about the process of all of its charitable donations. The website provides a breakdown of the recipients and the amount of such contributions. There is also an explanation as to why such contributions were made. (This information may be obtained by clicking on "The Company" and "Charitable Contributions" from the Dow Jones corporate website (www.dowjones.com) and is also attached as Attachment 3.)

Given the detailed information on the Dow Jones corporate website about its process of making donations, the Proposal is moot since it is substantially implemented by Dow Jones. When a company can demonstrate that it has substantially implemented policies addressed by a proposal, the Staff has concurred that the proposal may be excluded under Rule 14a-8(i)(10). See e.g., *Mattel, Inc.* (pub. avail. March 16, 2004) (proposal that Mattel report yearly on the money spent on philanthropy was excluded since such information was detailed on the Mattel corporate website.) Moreover, SEC No-Action letters have established that a company may exclude a proposal under Rule14a-8(i)(10) even if the company does not implement the proposal exactly as requested by the proponent. See e.g., *Weyerhaeuser Company* (pub. avail. March 8, 2004) (proposal calling for shareholder approval of a "poison pill" was excluded under Rule 14a-8(i)(10) since the company had a policy regarding the potential adoption of a "poison pill," albeit slightly different from the policy specifically requested by the shareholder). See also SEC Release No. 34-20091 (August 16, 1983) (the "Adopting Release"). Thus, even though the Dow Jones corporate website does not specifically identify donations to the Pine Street Inn, there is clear and comprehensive information about the Company's process of charitable giving to have substantially implemented the Proposal. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(12) – Resubmissions

Rule 14a-8(i)(12)(i) provides that a shareholder's proposal may be excluded: "if the proposal deals with substantially the same subject matter as another proposal ... that has ... been previously included in the company's proxy materials within the preceding 5 calendar years" and "the proposal received less than 3% of the vote if proposed once within the preceding 5 calendar years."

Mr. Crapo submitted a proposal which was included in Dow Jones' 2003 proxy materials filed on March 14, 2003 (the "Previous Proposal"). In the Previous Proposal,

Mr. Crapo requested an explanation of the procedures governing charitable donations by Dow Jones. Though the Proposal is not identical to the Previous Proposal, as established in numerous SEC No-Action Letters, proposals that address "substantially the same subject matter" may be excluded under Rule 14a-8(i)(12). See e.g., *Bristol-Myers Squibb Company* (pub. avail. February 11, 2004) (proposals pertaining to pricing policies for pharmaceuticals were excluded since they dealt with the same substantive concern as stockholder proposals previously included in the proxy) and *ChevronTexaco Corporation* (pub. avail. February 3, 2004) (proposal that the company report on the impact of its drilling in a wildlife refuge was excluded since it dealt with the same subject matter as stockholder proposals previously included in the proxy). See also the Adopting Release which provides that there should be a "consideration of the substantive concerns raised by a proposal rather than the specific language..." of the proposal. Given that the Previous Proposal and the Proposal relate to the same substantive concern (*i.e.,* the process governing charitable donations by Dow Jones), the Proposal may be characterized as dealing with "substantially the same subject matter" as the Prior Proposal that was previously included in the company's proxy materials within the preceding 5 calendar years.

According to the calculations of the judges of election, the Previous Proposal received 2.58% of the vote at the 2003 annual meeting of stockholders. Since the Previous Proposal failed to meet the required 3% threshold at the 2003 annual meeting of shareholders and, as described above, the other rule requirements are satisfied, the Proposal may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(12).

I would be happy to provide you with any additional information and answer any questions you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to speak with you prior to the determination of the Staff's final position. Please do not hesitate to call me at 212-416-3889 if I may be of any further assistance.

Sincerely,



Attachments

MR JOHN JENNINGS CRAPO, PRO SE, AA.A
Homeless Paranoid Schizophrenic AND
DOW JONES & Company INC STOCKHOLDER
P.O. Box 400151
CAMBRIDGE MA 02140-0002
page no(01) of Nine(09)
06 July 2004


RECEIVED
JUL 16 2004
PETER G. SKINNER

VIA Certified mail ("CM")
mailpiece# 7003 2260 0002 2221
Return Receipt requested ("RRR")
DOW JONES & Company, INC ATTN Please
MR PETER GRAEM SKINNER ESQ., LLB
CORP SECY, GEN CNSL AND Executive
VICE PRESIDENT
200 LIBERTY ST
New York City NY 10281-1020
CC VIA CM RRR #7003 2260 0002 2221 8641
US SECURITIES & EXCHANGE COMMISSION ("SEC")
DIVISION OF CORPORATION FINANCE ("DIV OF CORP FIN)
OFC OF DIR

Dear MR SKINNER AND SEC DIV OF CORP FIN OFC OF DIR:

This is to YOU IN YOUR capacity at DOW JONES AND Company, INC

I've been a long time and my margin of ownership permits me to introduce and present shareholder proposal AND I DO NOT plan to sell any OF MY shares until the close of Forthcoming Shareholder meeting.

I Write IN MIDST OF INCONVENIENCY. The Shelter closed at 8:30AM and it's NOT expected to re-open until 4 PM. I'm protected. I'm aged sixty-seven (67) Years old. I'm at risk IN Very hot Weather. I Sit IN a park Near the Shelter.

I've presented shareholder proposals at many national corporations, including the holding company of The Wall Street Journal, the New Bedford Standard Times (it was at the New Bedford, in its circulation area where I was born & where my parents lived immediately before I was born), Cape Cod times (whose circulation area includes communities where my mother was born, where three (03) of my grand-parents were born, and Locations

more

P. two (02) of nine (09)
Mr John Jennings Crafo hus de
to Dow Jones & Co INC (Mr Skinner)
06 July 2004
Where my mother and her parents were born
etc. New Bedford MA is the site where
my father's parents are buried.
IN event you have questions of me
please address them to me at my PO
Box address PO Box 400151 Cambridge
MA 02140-0002 the son is heating down
hard - a Familiar appearing man just
walked by from Washington St towards
Shawmut Ave there are children playing
Big people walking dogs. there is a ball
field here - and basket ball courts
and there is a closed in area dogs.
a toddler is walking alone - a few
feet away from a busy Avenue. #1005
MBTA Silver Liner just went by. two (02)
men basketball play ("shooting" baskets) the
Park is Near the Cathedral where the Archbishop
who was recently pictured with His Holiness,
the Bishop of Rome, etc is said to preside
to officiate at Cathedral services. I had
a school teacher with that familiar sounding
last name. an archbishop before then - not
the one who has been transferred to Rome as
archpriest (IN person) who has also his titular
seat at an important church in Rome I
Knew. I wrote a story on his visit to the
troops while they were on duty IN the
adjoining State of New York (The Empire
State) That Cardinal was according
to press reports was an immigrant
from Europe who established the standard
of someone of Non North Western European
ancestry serving as archbishop of Boston
more

Mr John Jenniss Crake, Mo So. A A ABE
P-three (03) of nine (09)
to Dow Jones & Company INC 06 July 2004

Someone has interrupted me 11:18 am demanding a dollar your paper at Chicopee is available at newsstands for one (01) it's getting hot & I'm getting sweaty and I can't find a good spot in shade so to sit and write to go over the Wall Street Journal

My shareholder proposal & accompanying supporting statement which I ask you to introduce in proxy statement is: Shareholder proposal

The Board of Directors ("Board") of Dow Jones AND Company INC ("Corporation") is requested shall provide us with a complete report of the process of donations to the Pine Strt INN Boston MA, a subscription of the WALL Street Journal which came today addressed as

** CCC 02118240 4 CCC **
121701454163
PINE STREET INN
ANY RESIDENT
444 HARRISON AVE
BN 75900850 FXXXX
Boston MA BM759

The Report shall be in the proxy statement of the next forthcoming Stockholder meeting of the Corporation of Shareholders and proxies meeting as an assembled meeting of Corporation Shareholders

More

MR JOHN Jennings CRAPO, Pro Se, AA, ABE
page four (04) of NINE (09)
to DOW Jones & Company INC 06 July 2004
Supporting Statement

I'm interrupted by MR "RAUL" "HERNANDEZ" who demands I mention him by name in exchange for him going away so I may finish this writing. I wrote him recently at said Harrison AVE Boston MA address. The letter was addressed to him but the habitat failed to list him on the list of persons to report to claim any article of mail. also he demanded a dollar.

Proponent has been a homeless person at 444 Harrison AVE Boston MA beginning January 2003. It was a surprise to him the WALL STREET JOURNAL comes here addressed "any resident..." there are quarters for employees and much space is allocated on cots and floors for homeless men, those with alcohol abuse, chemical dependency, Narcotics abuse, mental health and other such troubles. In fact these problems appear apparently too among employees resident there too one (01) such employee proponent proponent recollects as a male prostitute for pay to homosexual men. From time to time proponent has heard a familiar sounding voice during his sleep time which has woken him up rendering it impossible for him to get rest, as much as he would like. There is a hot breeze bothering me!!!

More...

John Jennings; CRADO, Pro se. AA, ABE
page five (05) of NINE (09)
to Dow Jones & Company INc 06 July 2004

its unclear whether the July 06 th 2004 "Journal" Vol CCXLIV No three (03) was intended for the many MD's, OD's, DO's, DMD's, etcetera who are/were residents (or one of them) following the award of their doctorate and their completion of their ~~treatment~~ training (Sirene rings loudly 11:45AM) in their approved specialty residency, one (01) I think first of them now is Internal Medicine, thoracic medicine subspecialty a nurse here accused me of having pulmonary tuberculosis. If she'd said she wondered if I've asthma I might have thought since I've psoriasis maybe there is a chance of my being asthmatic

there is a women's INN here too I know from what I've noticed IN print!

I can't find information on the Pine Street INN's Board of Directors, chair, vice chair, secretary, etcetera, I understand the chief executive officer is a woman AND I understand the Director of men's services AND his chief Deputy are the same as I knew in the army. The company commander was the "Old man" & the first sergeant as the "Mother". AND there is the theory people play out the dynamics of their home IN a place like the Pine Street INN etc etc

More

John Jennings Crapo pro se, AA, ABE
page six (06) of nine (09) pb
to Dow Jones & Company July 06 2004

So Mr Hernandez wants his name in this too - to be a sibling - jealous of the older sibling, shouting and screaming he has a right to benefit by the prosperity of other inmates in place I explained to him there's an estimated 400 people there - so if each gives him $one (01) daily. If he gets it 365 days annually that is more than his Excellency the Governor of Massachusetts gets paid (i've a) jealous envious rival!!!

On the exact spot where proponent found the Journal he has met the Director of the Men's Inn - a sidewalk of many crevices, cracks and apparent houses for little furry things - which is a bus stop.

Proponent wonders what other such donations come to said place from our corporation and thinks whether were for employees and officers managing said places endowment rather than for inhabitants who try to get out of these predicaments they are in

more

John Jennings Crofg pro se, AA, ABE
page ~~six (06)~~ seven (07) of nine
to Dow Jones & Company INC 06 July 2004

It was about 7:50 am pro se movant noticed the issue too pro se movant has a case against the Hon Commissioner of the U.S. Internal Revenue Service ("SUCE") in his/her capacity as chief executive officer of the SUCE for unlawfully and in defiance of the US Constitution unconstitutionally taxing me for a variety of motives

and pro se movant has serious concerns re: the soundness of the opinions and other orders of said INN's staff & management. For example yesterday a man was reprimanded by a familiar appearing employee for taking his shirt off above the belt but this morning another man wasn't reprimanded doing the same thing. The employee in question was on duty both times: today.

<Wind blew this & I'm distracted by people joining me noisily & unnecessarily on this bench>

scene I noticed as I stood up and turned around to cautiously move my car.

Same employee has reprimanded pro se movant. My name is well known & get retaliated against because of my championing my

more

J.J. Crako [illegible] A.A. A.B.
page Eight (08) of Nine
to Dow Jones & Co Inc
06 July 2004

rights & duties under the laws, rules regulations of the SEC. Most recent reprimand / retaliation was because I sent a fax to a Boston area newspaper re: the issue of a vacancy in the U.S. House of Senators in event the candidate for USA President is elected. People have already dismissed what happened at New York City & in Suburban Washington DC on September Eleventh 20— and and want to delay a new US Senator designate going to Washington DC

often while I am awake at [illegible] (at NIMH) I think of the British system and how a new government is in effect at UK if there were a major disaster there - with all that the new sovereign needs to do is call new elections of the House of Commons

I think of all the challenges I get of my portable cart which I use. Am I being used as a precedent - saying if I can be challenged (I'm a social worker) why can't a mother with a carriage with a baby in it being

more

J.J. Crabo, Pro Se A+ABE
P. nine (09) of nine
To Dow Jones & Co INC
06 July 2007
challenges and why not a lawyer is
his way to court he challenged
I'm paranoid schizophrenic How
could I possibly rid myself of
these symptoms with all this
trouble
Mr Hernandez says I'm sorry
to be famous and my thinking when
people say get a rid of the cart
they are saying Thumbs Down
on Me - Wanting me to carry
my things on my back. What
about the little carries who use
carts also I'm sixty-seven (67)
years old. What about persons in
wheelchairs

Sincerely

John Jennings Crabo Pro Se
Homeless Dow Jones & Company
INC Share holder

JJC/jjc

Mr. John Jennings Crapo Pro Se A.A.ABE
Homeless Paranoid Schizophrenic and Stockholder
Dow Jones & Company, Inc.
P. O. Box 400151
Cambridge, MA 02140 0002

06 July 2004

Via Certified Mail ("CM")
Mail Receipt #7003 2260 0002 2221 8740
Return Receipt Requested ("RRR")
Dow Jones & Company, Inc.
Attn Please Mr. Peter Graem Skinner, Esq., LLB
Corp. Secy., Gen Cnsl and Executive
Vice President
200 Liberty St.
New York City, NY 10281-1020
Cc Via CM RRR #7003 2260 0002 2221 8640
US Securities & Exchange Commission ("SEC")
Division of Corporation Finance ("Div of Corp Fin")
Ofc of Dir

Dear Mr. Skinner and SEC Div of Corp Fin OFC of Dir:

This is to you in your capacity at Dow Jones and Company, Inc.

I've been a long time and my margin of ownership permits me to introduce and present shareholder proposal and I do not plan to sell any of my shares until the close of forthcoming shareholder meeting.

I write in most of inconveniency. The shelter closed at 8:30 AM and it's not expected to re-open until 4 PM. I'm protected. I'm aged sixty-seven (67) years old. I'm at risk in very hot weather. I sit in a part near the shelter.

I've presented shareholder proposals at many national corporations, including the holding company of The Wall Street Journal. The New Bedford Standard Times (it was at New Bedford in it's circulation area where I was born & where my parents lived immediately before I was born Cape Code times (whose circulation areas includes communities where my mother was born. Where three (03) of my grand-parents were born, and locations where my mother and her parents were born etc. New Bedford MA is the site where my father's parents are buried.

In event you have questions of me please address them to me at my PO Box address PO Box 400151 Cambridge MA 02140-0002 the sun is beating down hard – a familiar appearing man just walked by from Washington Street towards Shammut Ave. There are children playing big people walking dogs. There's a ball field here – and basketball courts and there is a closed in area dogs. A toddler is walking alone – a few feet away from a busy Avenue #1005 MTA Silver Liner just went by. Two (02) men basketball play ("shooting" baskets). The park is near the Cathedral where the Archbishop who was recently pictured with His Holiness, the Bishop of Rome, etc. is said to preside and officiate at cathedral services. I had a school teacher with that familiar sounding last name. An archbishop before then – not the one who has been transferred to Rome as Archpriest (in person) who has also historically seat at an important church at Rome knew. I wrote a story on his visit to the troops while they were on duty in the adjoining State of New York (the Empire State). That Cardinal was according to press reports was an immigrant from Europe who established the standard of someone or non Northwestern European ancestry service as Archbishop Boston.

Someone has interrupted me 11:18 AM demanding a dollar your paper at Chicopee is available at news stands for $one (01) it's getting hot & I'm getting sweaty and I can't find a good spot in shade so to sit and write & to go over the Wall Street Journal.

My shareholder proposal & accompanying supporting statement which (ask you to introduce in proxy statement is "Shareholder proposal" the Board of Directors ("Board") of Dow Jones and Company Inc. ("Corporation") it is requested shall provide us with a complete report of the process of donations to the Pine Strt. Inn Boston MA, a subscription of The Wall Street Journal which came today addressed as

CCC 021182404 CCC
121701454163
Pine Street Inn
Any resident
444 Harrison Ave.
BN 75900850 FXXXX
Boston MA BM759

The Report shall be in the proxy statement of the next forthcoming stockholder meeting of the corporation of shareholders and proxies meeting as an assembled meeting of corporation shareholders.

I'm interrupted by Mr. "Raul" "Hernandez" who demands I mention him by name in exchange for him going away so I may finish this writing. I wrote him recently at said Harrison Ave Boston MA address. The letter was addressed to him but the habitat failed to list him on the list of persons to report to claim an article of mail. Also he demanded a dollar.

Proponent has been a homeless person at 444 Harrison Ave., Boston, MA beginning January 2003. It was a surprise to him the Wall Street Journal comes here addressed "any resident…" There are quarters for employees and much space is allocated on cots, and floors for homeless men, those with alcohol abuse, chemical dependency, narcotics abuse, mental health and other such troubles. In fact there problems appear apparently too among employees resident there too [illegible] such employee proponent proponent recollecting as a male prostitute for pay to homosexual men. From time to time proponent has heard a familiar sounding voice during his sleep time which has woken him up rendering it impossible for him to get rest, as much as he would like. There is a hot breeze bothering me!

It's unclear whether the July 06th 2004 "Journal" Vol CCXLIV No Three (03) was intended for the many MD's, OD's, DO's, DMO's, etcetera who are/were residents (or one of them) following the award of their doctorate and their completion of this training (sirene rings loudly 11:45 AM) in their approved specialty residency. One (01) think first of [illegible] is internal medicine, thoracic medicine subspecialty a nurse here accused me of having pulmonary tuberculosis. If she'd said she wondered if I've asthma I might have thought since I've psoriasis maybe there is a chance of my being asthmatic.

There is a women's inn here too. I know from what I've noticed in print!

I can't find information on the Pine Street Inn's Board of Directors, Chair, Vice Chair, Secretary, etcetera. I understand the Chief Executive Officer is a woman and I understand the Director of Men's Services and his Chief Deputy are the same as I knew in the army. The company commander was the "older man" and the first sergeant as the "mother" and there is the theory people play out the dynamics of their home in a place like the Pine Street Inn etcetera.

So Mr. Hernandez wants his name in this too – to be a sibling – jealous of the older sibling, shouting and screaming he has a right to benefit by the prosperity of other inmates in place I explained to him there's an estimated 400 people there – so if each fines him $one (01) daily. If he gets it 365 days annually that is more than his Excellency the Governor of Massachusetts gets paid. I've a jealous envious rival!

On the exact spot where proponent found the Journal he has met the Director of the Men's Inn – a sidewalk of many crevices, cracks and apparent houses for little furry things – which is a bus stop.

Proponent wonders what other such donations come to said place from our Corporation and thinks whether were for employees and officers managing said places endowment rather than for inhabitants who try to get out of these predicaments they are in.

It was about 7:50 AM proponent noticed the issue too. Proponent has a case against the Hon. Commissioner of the U.S. Internal Revenue Service ("SVCE") in his/her capacity as Chf. Executive Officer of the SVCE for unlawfully and in defiance of the US

Constitution unconstitutionally taxing me for a variety of motives and proponent has serious concerns re: the soundness of the opinions and other orders of said Inn's staff & management. For example, yesterday a man was reprimanded by a familiar appearing employee for taking his shirt off above the belt but this morning another man wasn't reprimanded doing the same thing. The employee in question was on duty both times today. Wind blew this & I'm distracted by people joining me noisily & energetically on this bench scene I noticed as I stood up and turned around to cautiously move my cart.

Same employee has reprimanded proponent. My name is well known & get retaliated against because of my championing my reports & duties under the cases, rules regulations of the SEC. Most recent reprimand I retaliation was because I sent a fax to a Boston area newspaper re: the issue of a vacancy in the U.S., House of Senators in event one candidate for USA President is elected. People have already dismissed what happened at New York City & in suburban Washington DC on September Eleventh 20__ and want to delay a new US Senator designate going to Washington DC.

Often while I am awake silently (at night) I think of the British system and how a new government is in effect at UK if there were a major disaster there – with all that the new sovereign needs to do is call new elections of the House of Commons.

I think of all the challenges I get of my portable cart, which I use AM I being used as a precedent – saying if I can be challenged (I'm a social worker) why can't a mother with a carrier with a baby in it being challenged and why not a lawyer on his way to court be challenged.

I'm paranoid schizophrenic. How could I possibly rid myself of these symptoms with all this trouble.

Mr. Hernandez says I'm going to be famous and my thinking when people say get a rid of the cart they are saying Thumbs Down on Me – wanting me to carry my things on my back. What about the letter carriers who use carts also. I'm sixty-seven (67) years old. What about persons in wheel chairs.

Sincerely,

John Jennings Crapo Pro Se
Homeless Dow Jones & Company
Inc. Shareholder

ATTACHMENT 3


DOWJONES
SEND PAGE TO PRINTER

The Company > **Charitable Contributions**

CHARITABLE CONTRIBUTIONS

Introduction / Contributions

INTRODUCTION / CONTRIBUTIONS

At Dow Jones & Company, we have a long and strong history of corporate giving, and we believe in supporting the many communities that support us around the world. Contributions totaling more than $1.7 million were made in 2003 by the Company, its Dow Jones Foundation and its Ottaway Newspapers subsidiary.

In general, our contributions are channeled into three areas of special importance:

- The first area is a commitment to journalism standards and press freedom. Since 1882, the Dow Jones name has been synonymous with accuracy, integrity and trust. We demand the highest journalism standards at our own publications and services, and we are vigorous advocates of free-press principles.
- The second area is a commitment to education — the foundation of all that we do and all that we champion.
- The third area is a commitment to the communities in which we live and work around the world, through the support of civic and cultural institutions.

I thank you for your interest, and I invite you to learn more about our contribution program.

Peter R. Kann
Chairman and Chief Executive Officer
Dow Jones & Company
March 2004

Dow Jones Contributions in 2003	
Journalism Standards and Press Freedom	$457,000
Education	$523,000
Community Support	$752,000
Total	$1,732,000

JOURNALISM STANDARDS AND PRESS FREEDOM

In 2003, Dow Jones contributed $457,000 to groups and causes that promote journalism standards and press freedom.

A key way in which Dow Jones supports this effort is through the Dow Jones Newspaper Fund. This organization was founded in 1958 by editors of The Wall Street Journal to improve the quality of journalism education and the pool of applicants for jobs in the newspaper business.

The Dow Jones Newspaper Fund provides internships and scholarships to more than 100 college students, publishes career literature, provides training for college journalism instructors — primarily from the nation's historically black colleges and universities — and funds 26 summer journalism workshops for minority high-school students. In addition, the Newspaper Fund assists five inner-city high schools in publishing school newspapers. Four times a year, the Newspaper Fund publishes Adviser Update, a 32-page tabloid newspaper sent to some 4,500 high-school teachers and advisers nationwide. In all, the Newspaper Fund provided 157

ATTACHMENT 3

grants and internships to individuals and schools in 2003.

The Fund is a nonprofit foundation supported by the Dow Jones Foundation, Dow Jones & Company and other newspaper companies. In addition to providing an annual grant to the Newspaper Fund, which totaled $325,000 for 2003, Dow Jones & Company also pays the Fund's annual administration costs, which totaled about $449,000 in 2003. These administration costs are not included in the Company's total charitable giving figures.

Among the many other groups that received contributions from Dow Jones in 2003 for their work to promote journalism standards and press freedom are: the Online News Association, the World Press Freedom Committee, the Committee to Protect Journalists and the International Women's Media Foundation.

EDUCATION

Dow Jones has a strong tradition of support for education, both through direct grants and through the Matching Gifts for Education Program, which is designed to encourage Dow Jones employees to support education with their personal contributions.

Through the Matching Gifts for Education Program, full-time employees can double their gift to eligible educational institutions because Dow Jones will match their contribution on a dollar-for-dollar basis, up to $2,000 per employee per calendar year. Dow Jones' contributions for 2003 through the Matching Gifts for Education Program totaled $188,000.

Dow Jones also participates in the Institute of International Education and National Merit Scholarship programs. Through these programs, 89 children of Dow Jones employees shared in scholarship money funded by Dow Jones totaling more than $287,000 in 2003.

Other organizations that shared the remainder of the $523,000 contributed by Dow Jones to educational causes in 2003 included: the Inner-City Scholarship Fund, the United Negro College Fund and the public libraries in Chicopee, Massachusetts; New York; Princeton, New Jersey; and South Brunswick, New Jersey.

COMMUNITY SUPPORT

Ottaway Newspapers, the community newspaper subsidiary of Dow Jones, publishes and edits locally each of its 15 daily and 18 weekly newspapers. The same policy of autonomy extends to Ottaway's philosophy of charitable giving, allowing each newspaper to preserve its commitment to the community it serves. In total, Ottaway's newspapers contributed $450,000 to their communities in 2003.

The contributions made by Ottaway are part of the $752,000 in grants that Dow Jones made to support the communities where our employees work and live. Other groups that shared in this funding include: the United Way, which received more than $77,000 from the Dow Jones Foundation, the Children's Home Society, New York Downtown Hospital, Recording for the Blind, Fidelco Guide Dog Foundation, the Community Chest (Hong Kong), KIDS (U.K.) and the Make-A-Wish Foundation.

Dow Jones also encourages its employees to contribute to the strength and vitality of communities in which they live and work through the Dow Jones Volunteer Support Program. This program recognizes that many Dow Jones employees find time to help with community needs by serving as volunteers. The Volunteer Support Program is designed to supplement an employee's hours of volunteer service with a donation of as much as $500 each year per employee, based on up to 100 hours of donated time to eligible public charities. Dow Jones' contributions for 2003 through the Volunteer Support Program totaled $45,000.

DOW JONES FOUNDATION / CONTACTS

The bulk of our corporate giving is granted through the Dow Jones Foundation, which was established in 1953 to handle charitable and other contributions made on behalf of our publications and services. The Dow Jones Foundation, which is entirely funded by Dow Jones & Company, is guided by the Dow Jones Foundation Advisory Committee, which meets early each year to approve grant requests that are distributed throughout the

ATTACHMENT 3

year. The Advisory Committee is composed of Peter R. Kann, chairman and chief executive officer of Dow Jones; Elizabeth Steele and James H. Ottaway Jr., Dow Jones board members; Jane MacElree, former board member; Thomas W. McGuirl, vice president-tax; and Nicole Bourgois, assistant to the chairman.

CONTACTS

For additional information, please contact:

Thomas W. McGuirl,
Vice President, Tax
P.O. Box 300
South Brunswick, NJ 08543

Phone: 609-520-5145
E-mail: tom.mcguirl@dowjones.com

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 17, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dow Jones & Company, Inc.
Incoming letter dated November 12, 2004

The proposal requests that the board provide a report regarding Dow Jones' process of donations to an organization specified in the proposal.

There appears to be some basis for your view that Dow Jones may exclude the proposal under rule 14a-8(i)(12). Accordingly, we will not recommend enforcement action to the Commission if Dow Jones omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Dow Jones relies.

Sincerely,



Mark F. Vilardo
Special Counsel